UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                          Security Capital Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    814131405
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                                 (CUSIP Number)

                               Paul J. Posey, Jr.
                                General Counsel
                    Sedgwick Claims Management Services, Inc.
                             1100 Ridgeway Loop Road
                                Memphis, TN 38120
                                 (901) 415-7400
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 with copies to:

                            Robert S. Rachofsky, Esq.
                       LeBoeuf, Lamb, Greene & MacRae LLP
                              125 West 55th Street
                            New York, New York 10019
                                 (212) 424-8000

                                  June 12, 2006
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ___

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 814131405                   13D                           Page 2 of 11


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1.   Name of Reporting Person:        I.R.S. Identification Nos. of above person
     Fidelity Sedgwick Holdings,      (entities only):
     Inc.
--------------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group (See Instructions):

     (a)  ___

     (b)  _x_

--------------------------------------------------------------------------------

3.   SEC Use Only:

--------------------------------------------------------------------------------

4.   Source of Funds (See Instructions):
     WC, BK

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
     ___

--------------------------------------------------------------------------------

6.   Citizenship or Place of Organization:
     Delaware

--------------------------------------------------------------------------------

 Number of     7.   Sole Voting Power:
  Shares            0
Beneficially
  Owned by     -----------------------------------------------------------------
    Each
 Reporting     8.   Shared Voting Power:
  Person            5,916,504
   With
               -----------------------------------------------------------------

               9.   Sole Dispositive Power:
                    0

               -----------------------------------------------------------------

               10.  Shared Dispositive Power:
                    5,916,504

--------------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
     5,916,504

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
     ___

--------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11):
     80.4%

--------------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions):
     CO

--------------------------------------------------------------------------------

CUSIP No. 814131405                   13D                           Page 3 of 11


--------------------------------------------------------------------------------

1.   Name of Reporting Person:        I.R.S. Identification Nos. of above person
     Fidelity Sedgwick Corporation    (entities only):
--------------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group (See Instructions):

     (a)  ___

     (b)  _x_

--------------------------------------------------------------------------------

3.   SEC Use Only:

--------------------------------------------------------------------------------

4.   Source of Funds (See Instructions):
     WC, BK

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
     ___

--------------------------------------------------------------------------------

6.   Citizenship or Place of Organization:
     Delaware

--------------------------------------------------------------------------------

 Number of     7.   Sole Voting Power:
  Shares            0
Beneficially
  Owned by     -----------------------------------------------------------------
    Each
 Reporting     8.   Shared Voting Power:
  Person            5,916,504
   With
               -----------------------------------------------------------------

               9.   Sole Dispositive Power:
                    0

               -----------------------------------------------------------------

               10.  Shared Dispositive Power:
                    5,916,504

--------------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
     5,916,504

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
     ___

--------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11):
     80.4%

--------------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions):
     CO

--------------------------------------------------------------------------------

CUSIP No. 814131405                   13D                           Page 4 of 11


--------------------------------------------------------------------------------

1.   Name of Reporting Person:        I.R.S. Identification Nos. of above person
     Sedgwick CMS Holdings, Inc.      (entities only):  52-2223216
--------------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group (See Instructions):

     (a)  ___

     (b)  _x_

--------------------------------------------------------------------------------

3.   SEC Use Only:

--------------------------------------------------------------------------------

4.   Source of Funds (See Instructions):
     WC, BK

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
     ___

--------------------------------------------------------------------------------

6.   Citizenship or Place of Organization:
     Delaware

--------------------------------------------------------------------------------

 Number of     7.   Sole Voting Power:
  Shares            0
Beneficially
  Owned by     -----------------------------------------------------------------
    Each
 Reporting     8.   Shared Voting Power:
  Person            5,916,504
   With
               -----------------------------------------------------------------

               9.   Sole Dispositive Power:
                    0

               -----------------------------------------------------------------

               10.  Shared Dispositive Power:
                    5,916,504

--------------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
     5,916,504

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
     ___

--------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11):
     80.4%

--------------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions):
     CO

--------------------------------------------------------------------------------

CUSIP No. 814131405                   13D                           Page 5 of 11


Item 1. Security and Issuer

     The class of equity securities to which this Statement on Schedule 13D (this "Schedule 13D") relates is Class A Common Stock, par value $0.01 per share (the "Class A Common Stock"), of Security Capital Corporation ("SCC").

     SCC is a Delaware corporation with its principal executive offices at Eight Greenwich Office Park, Third Floor, Greenwich, CT 06831.

Item 2. Identity and Background

     (a), (b), (c) This Schedule 13D is being filed by Fidelity Sedgwick Holdings, Inc., a Delaware corporation ("FSH"), Fidelity Sedgwick Corporation, a Delaware corporation ("FSC") and the direct parent of Sedwick CMS Holdings, Inc., a Delaware corporation ("Sedgwick CMS") and by Sedgwick CMS. FSC is a direct subsidiary of FSH, the equity of which is owned by Fidelity National Financial, Inc., certain affiliates of Thomas H. Lee Partners, certain affiliates of Evercore Capital Partners and David North. FSH's, FSC's and Sedgwick CMS's principal business and principal executive offices are located at 1100 Ridgeway Loop Road, Memphis, TN 38120. Sedgwick CMS is a holding company whose subsidiaries provide claims and productivity management solutions to major employers including claims administration, managed care, program management and related services. Information regarding the directors and executive officers of FSH, FSC and Sedgwick CMS is set forth on Schedule I attached hereto, which schedule is incorporated by reference herein.

     (d), (e) During the last five years, neither FSH, FSC, Sedgwick CMS nor, to the best knowledge of FSH, FSC and Sedgwick CMS, any person named in Schedule I, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     Beneficial ownership of the shares of Class A Common Stock which are the subject of this Schedule 13D may be deemed to have been acquired through the execution of the Voting Agreement dated as of June 12, 2006 (the "Voting Agreement"), by and among Sedgwick CMS, GOSC Merger Corp., a Delaware corporation and a wholly-owned subsidiary of Sedgwick CMS ("Merger Sub"), and
(a) each of the following holders of Common Stock: FSG, Inc., and (b) each of the following holders of Class A Common Stock: FGS, Inc., CP Acquisition, L.P. No. 1, Brian D. Fitzgerald and A. George Gebauer (collectively, the "Shareholders").

     The Voting Agreement was entered into to induce Sedgwick CMS and Merger Sub to enter into an Agreement and Plan of Merger dated as of June 12, 2006 (the "Merger Agreement"), among Sedgwick CMS, Merger Sub and SCC. Under the terms of the Merger Agreement, Merger Sub will be merged with and into SCC (the "Merger"). The descriptions of the Merger Agreement and Voting Agreement are qualified in their entirety by reference to such agreements, which are listed as Exhibits hereto, have been previously filed and are incorporated by reference herein.

     Sedgwick CMS intends to fund the acquisition of the Shares (as defined below) in the Merger through a combination of working capital and/or borrowings under a credit facility.

CUSIP No. 814131405                   13D                           Page 6 of 11


Item 4. Purpose of Transaction

     On June 12, 2006, Sedgwick CMS, Merger Sub and SCC entered into the Merger Agreement, a copy of which is listed as an exhibit hereto, has been previously filed and is incorporated herein by reference. The Merger Agreement provides, among other things, for the merger of Merger Sub with and into SCC, with SCC to be the surviving corporation and a wholly-owned subsidiary of Sedgwick CMS following the Merger. Under the terms of the Merger Agreement, each issued and outstanding share of capital stock of Merger Sub will be converted into and become one fully paid and a non-assessable share of common stock of SCC. The Merger will become effective at such time as the certificate of merger is duly filed with the Secretary of State of the State of Delaware or at such later time as is specified in the certificate of merger (the "Effective Time"). The consummation of the Merger is subject to customary closing conditions.

     In connection with the execution of the Merger Agreement, the Shareholders entered into a Voting Agreement with respect to an aggregate of 5,876,504 shares of Class A Common Stock and 128 shares of Common Stock and any additional shares of Class A Common Stock and Common Stock acquired by the Shareholders of record or otherwise owned after June 12, 2006 (the "Shares").

     Under the Voting Agreement, each Shareholder has agreed that, until the first to occur of the Effective Time or the termination of the Merger Agreement in accordance with its terms (the "Termination Date"), at any meeting of the stockholders of SCC, however called, or in connection with any action by written consent of the stockholders of SCC, such Shareholder shall vote (or cause to be voted) or act by written consent with respect to its Shares (i) in favor of adoption and approval of the Merger Agreement and the transactions contemplated thereby, and any actions in furtherance thereof requiring a vote of SCC's stockholders, (ii) against any action, proposal, transaction or agreement that would result in a breach in any material respect of any representation, warranty, covenant or agreement of SCC contained in the Merger Agreement or that is reasonably likely to result in any of the conditions to Sedgwick CMS's or Merger Sub's obligations under the Merger Agreement not being fulfilled, (iii) except as otherwise agreed to in writing in advance by Sedgwick CMS, against (A) any Transaction Proposal (as defined in the Merger Agreement), (B) any reorganization, recapitalization, dissolution or liquidation of SCC, (C) any change to the present capitalization of SCC, any amendment to SCC's certificate of incorporation or by-laws other than in connection with the transactions contemplated by the Merger Agreement or any other material change to SCC's corporate structure or business and (D) any other action or proposal that is intended, or would reasonably be expected, to prevent, impede, interfere with, delay, postpone or adversely affect the transactions contemplated by the Merger Agreement and (iv) in favor of any matter reasonably necessary for consummation of the transactions contemplated by the Merger Agreement, and in connection therewith, to execute any documents that are reasonably necessary or appropriate in order to effectuate the foregoing, including granting to Sedgwick CMS the ability of Sedgwick CMS or its nominees to vote the Shares directly. Under the Voting Agreement, each Shareholder grants Sedgwick CMS and any designee of Sedgwick CMS an irrevocable proxy (until the Termination Date) to vote the Shareholder's Shares as described above.

     Under the Voting Agreement, each shareholder agreed that, prior to the Termination Date, without the prior consent of Sedgwick CMS such Shareholder would not directly or indirectly, nor in the case of any Stockholder that is a corporation or other entity will it authorize or permit any of its respective directors, officers, employees, counsel, accountants and other agents, advisors and representatives to, directly or indirectly, (a) solicit, initiate or encourage (including by way of furnishing information), or take any other action designed to facilitate, any inquiries, proposals or offers from any person that constitute, or would reasonably be expected to lead to, a Transaction Proposal,
(b) participate in any discussions or negotiations (including by way of furnishing information) regarding any such inquiry, proposal, offer or Transaction Proposal or (c) cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other person to do or seek any of the foregoing.

     Except as contemplated by the Voting Agreement, each Shareholder agrees, during the term of the Voting Agreement, not to (a) sell, transfer, tender, pledge, hypothecate, encumber, assign or otherwise dispose of, including by gift (collectively, "Transfer"), or enter into any agreement, option or other arrangement with respect to, or consent to, a Transfer of, any or all of the Shares, or any interest in any of the foregoing, except to Sedgwick CMS, (b) deposit any of the Shares into a voting trust or enter into any voting agreement or similar agreement or arrangement with respect to any of the Shares, or any interest in any of the foregoing, except to Sedgwick CMS or in accordance with the Voting Agreement or (c) take any other action that is intended, or could reasonably be expected, to restrict, limit or interfere with such Shareholder's ability to perform its obligations under the Voting Agreement or the transactions contemplated thereby.

CUSIP No. 814131405                   13D                           Page 7 of 11


     In connection with the execution of the Merger Agreement, certain of SCC's stockholders (including the Shareholders and the holders of shares and options of a subsidiary of SCC have entered into an Indemnification Agreement dated as of June 12, 2006 (the "Indemnification Agreement"), a copy of which is listed as an exhibit hereto, has been previously filed and is incorporated herein by reference, pursuant to which such parties have agreed to provide Sedgwick CMS with indemnification with respect to certain matters in connection with the merger. As security for such indemnification obligations, approximately $13 million otherwise payable to such Shareholders in connection with the Merger will be placed into escrow at the time the Merger is closed.

Item 5. Interest in Securities of the Issuer

     Pursuant to the Voting Agreement summarized above, the Shareholders have given Sedgwick CMS a proxy to vote their Shares in favor of adoption of the Merger Agreement and against any action or agreement that is contrary to the Merger Agreement, and have agreed not to Transfer their Shares without the consent of Sedgwick CMS. As a result, FSH, FSC and Sedgwick CMS may be deemed to have shared voting power and shared dispositive power with respect to the shares of Class A Common Stock covered by the Voting Agreement.

     The aggregate number of shares of Class A Common Stock that may be deemed to be beneficially owned by FSH, FSC and Sedgwick CMS constitutes approximately 80.4% of the outstanding shares of Class A Common Stock, based on (a) 5,916,504 shares of Class A Common Stock subject to the Voting Agreement as represented by the Shareholders in the Voting Agreement (including the 40,000 shares described below) and (b) 7,358,477 shares of Class A Common Stock issued and outstanding as of June 12, 2006, as represented by SCC in the Merger Agreement.

     On June 13, 2006, Brian D. Fitzgerald is reported to have exercised options to purchase 40,000 shares of Class A Common Stock. The Shares into which Brian
D. Fitzgerald's options were converted are subject to the Voting Agreement; therefore, FSH, FSC and Sedgwick CMS may be deemed to beneficially own 5,916,504 shares of Class A Common Stock subject to the Voting Agreement.

     Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by FSH, FSC or Sedgwick CMS that it is the beneficial owner of any Class A Common Stock referred to herein for purposes of
Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

     Other than as set forth in this Item 5, there have been no transactions in the shares of Class A Common Stock effected during the past 60 days either by FSH, FSC or Sedgwick CMS, or to the knowledge of FSH, FSC or Sedgwick CMS, by any person listed on Schedule I hereto.

     No other person is known by FSH, FSC or Sedgwick CMS to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock referred to herein.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The information set forth in Items 3, 4 and 5 of this Schedule 13D and the Exhibits to this Schedule 13D is incorporated by reference herein.

CUSIP No. 814131405                   13D                           Page 8 of 11


Item 7. Material to Be Filed as Exhibits

Exhibit No.                              Description
-----------    -----------------------------------------------------------------

     1 Agreement and Plan of Merger dated as of June 12, 2006, among Sedgwick CMS Holdings, Inc., GOSC Merger Corp. and Security Capital Corporation (incorporated by reference to Exhibit 2.1 to Security Capital Corporation's Form 8-K Current Report dated June 15, 2006)

     2 Voting Agreement dated as of June 12, 2006, among Sedgwick CMS Holdings, Inc. GOSC Merger Corp. and the shareholders of Security Capital Corporation whose names appear on Schedule A thereto (incorporated by reference to Exhibit 2.3 to Security Capital Corporation's Form 8-K Current Report dated June 15, 2006)

     3 Indemnification Agreement dated as of June 12, 2006, among Sedgwick CMS Holdings, Inc., the parties set forth on Schedule A thereto, the parties set forth on Schedule B thereto and Capital Partners, Inc. (incorporated by reference to Exhibit 4 to Amendment No. 19 to Schedule 13D/A with respect to Security Capital Corporation dated June 15, 2006)

CUSIP No. 814131405                   13D                           Page 9 of 11


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        FIDELITY SEDGWICK HOLDINGS, INC.
Date: June 21, 2006                     By: /s/ Donald Burkett
                                            -----------------------

                                        FIDELITY SEDGWICK CORPORATION
Date: June 21, 2006                     By: /s/ Donald Burkett
                                            -----------------------

                                        SEDGWICK CMS HOLDINGS, INC.
Date: June 21, 2006                     By: /s/ Donald Burkett
                                            -----------------------

CUSIP No. 814131405                   13D                          Page 10 of 11


                                   SCHEDULE I

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                          SEDGWICK CMS HOLDINGS, INC.

     The directors and executive officers of FSH, FSC and Sedgwick CMS are set forth below. FSC is a subsidiary of, and is controlled by, FSH. Sedgwick CMS is a subsidiary of, and is controlled by, FSC. The business address of each director or executive officer is that of FSH, FSC and Sedgwick CMS. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to FSH, FSC or Sedgwick CMS, as applicable. Each of the named individuals is a citizen of the United States.

Directors and executive officers of FSH, FSC and Sedgwick CMS:


David A. North, Jr.           President, Chief Executive Officer, and Director
James B. Wiertelak            Executive Vice President, Chief Operating Officer,
                              and Director
Donald W. Burkett             Executive Vice President, Chief Financial Officer,
                              and Treasurer
Paul J. Posey, Jr.            General Counsel and Secretary
William P. Foley, II          Executive Vice President and Director, Chairman
Alan L. Stinson               Executive Vice President
Brent B. Bickett              Senior Vice President and Director
Peter T. Sadowski             Vice President
Richard L. Cox                Vice President
Austin M. Beutner             Director
Thomas M. Hagerty             Director
Scott L. Jaeckel              Director

CUSIP No. 814131405                   13D                          Page 11 of 11


                                  Exhibit Index

Exhibit No.                              Description
-----------    -----------------------------------------------------------------

     1 Agreement and Plan of Merger dated as of June 12, 2006, among Sedgwick CMS Holdings, Inc., GOSC Merger Corp. and Security Capital Corporation (incorporated by reference to Exhibit 2.1 to Security Capital Corporation's Form 8-K Current Report dated June 15, 2006)

     2 Voting Agreement dated as of June 12, 2006, among Sedgwick CMS Holdings, Inc. GOSC Merger Corp. and the shareholders of Security Capital Corporation whose names appear on Schedule A thereto (incorporated by reference to Exhibit 2.3 to Security Capital Corporation's Form 8-K Current Report dated June 15, 2006)

     3 Indemnification Agreement dated as of June 12, 2006, among Sedgwick CMS Holdings, Inc., the parties set forth on Schedule A thereto, the parties set forth on Schedule B thereto and Capital Partners, Inc. (incorporated by reference to Exhibit 4 to Amendment No. 19 to Schedule 13D/A with respect to Security Capital Corporation dated June 15, 2006)